UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File No. 000-28508
CUSIP No. 05337M 104
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:  December 31, 2016
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ‑ REGISTRANT INFORMATION

Avadel Pharmaceuticals plc
Full Name of Registrant

Former Name if Applicable

Block 10-1, Blanchardstown Corporate Park, Ballycoolin
Address of Principal Executive Office (Street and Number)

Dublin 15, Ireland
City, State, Zip Code

PART II ‑ RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III ‑ NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Avadel Pharmaceuticals plc (the "Company") has determined that it is not able to file its annual report on Form 10-K for the year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense, due to delays in the completion of its consolidated financial statements and related portions of such Form 10-K.  The Company requires additional time to finalize its consolidated financial statements and the notes thereto and to complete its evaluation of the effectiveness of measures implemented by the Company intended to remediate certain weaknesses in internal control over financial reporting which were indentified in the Company's annual report on Form 10-K for the year ended December 31, 2015 filed on March 15, 2016.  The Company presently expects to file its Annual Report on Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25.

PART IV ‑ OTHER INFORMATION
(1)            Name and telephone number of person to contact in regard to this notification:
Michael F. Kanan	(636)	449-1844
(Name)	(Area Code)	(Telephone Number)
(2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes  ☐ No
(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes  ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Although the Company has not completed its financial statements for the year ended December 31, 2016, the Company anticipates that its results of operations for 2016 will be materially different from its results of operations for 2015.  The Company expects to report total revenues of approximately $150 million for 2016 compared to total revenues of approximately $173 million for 2015; total operating expenses of approximately $155 million for 2016 compared to total operating expenses of approximately $102 million for 2015; and a net loss of approximately $41 million for 2016 compared to net income of approximately $42 million for 2015.
*   *   *
Cautionary Note Regarding Forward-Looking Statements:
This notification on Form 12b-25 contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as "expects," "believes," "intends" or words of similar meaning or the negatives thereof.  These forward-looking statements include, but are not necessarily limited to, statements about the Company's results of operations to be reported in its annual report on Form 10-K and the Company's ability to file its annual report on Form 10-K within the period prescribed under Rule 12b-25.

The forward-looking statements contained herein are subject to risks and uncertainties, many of which are beyond our control, including the possibility that we may discover previously unknown issues relating to our financial statements or internal control over financial reporting and such issues may result in additional changes in the results of operation that we presently expect to report, possible further delays in finalizing our annual report on Form 10-K, including delays that extend beyond the 15-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the Securities and Exchange Commission.  Any such result may cause volatility in our stock price, a loss of confidence in our management team and other potential negative effects on the Company.  If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise.  Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Avadel Pharmaceuticals plc
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	March 16, 2017	By:	/s/ Michael F. Kanan
Michael F. Kanan, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).